SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________
SCHEDULE 13D/A
(Rule 13d-102)
INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 2)*
Ramco-Gershenson Properties Trust

(Name of Issuer)
Common Shares of Beneficial Interest, Par Value $0.01 Per Share

(Title of Class of Securities)
751452202

(CUSIP number)
Arthur L. Gallagher
Executive Vice President, General Counsel and Corporate Secretary
Equity One, Inc.
1600 Northeast Miami Gardens Drive
North Miami Beach, Florida 33179
(305) 947-1664

(Name, address and telephone number of person
authorized to receive notices and communications)
April 9, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	751452202	13D/A	Page	2	of	4

1	NAMES OF REPORTING PERSONS Equity One, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

	7	SOLE VOTING POWER

NUMBER OF		1,790,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,790,000

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,790,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.57%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Based on a total of 18,698,476 common shares of beneficial interest, par value $0.01 per share, outstanding as of March 9, 2009, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 11, 2009.

CUSIP No.	751452202	13D/A	Page	3	of	4
     This Amendment No. 2 amends and supplements the Schedule 13D filed on March 5, 2009 by the Reporting Person, as amended by Amendment No. 1 filed on March 30, 2009 (the “Schedule 13D”) with respect to the shares of beneficial interest, par value $0.01 per share (the “Common Shares”), of Ramco-Gershenson Properties Trust, a real estate investment trust organized under the laws of the state of Maryland (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. This Amendment No. 2 is being filed to amend and supplement Items 4 and 7 of the Schedule 13D. Except as herein amended or supplemented, all other information in the Schedule 13D is as set forth therein.

Item 4.	Purpose of Transaction.
     The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:
     On April 9, 2009, the Reporting Person delivered a notice of nomination to the Issuer in accordance with the procedures set forth in Article II, Section 13(a) of the Issuer’s Bylaws, proposing to nominate David J. Nettina and Matthew L. Ostrower for election as Class III trustees of the Issuer at the Issuer’s 2009 annual meeting of shareholders (including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof). A copy of the notice is filed hereto as Exhibit B to the Schedule 13D and is incorporated by reference into this Item 4 as if set out herein in full.

Item 7.	Material to be Filed as Exhibits.
     The information set forth in Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit A	Press Release of Equity One, Inc., dated March 26, 2009 (including letter from Equity One, Inc. to Dennis E. Gershenson, dated March 27, 2009) (filed on March 30, 2009 as an Exhibit to the Reporting Person’s Amendment No. 1 to the Statement on Schedule 13D, and incorporated by reference herein)

Exhibit B	Notice of Nomination from Equity One, Inc. to Ramco-Gershenson Properties Trust, dated April 9, 2009

CUSIP No.	751452202	13D/A	Page	4	of	4
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     EXECUTED as of this 9th day of April, 2009.

By:	/s/ Arthur L. Gallagher
Arthur L. Gallagher
Executive Vice President, General Counsel and Corporate Secretary

Exhibit B

EQUITY ONE, INC.
April 9, 2009
VIA HAND DELIVERY,
FACSIMILE (248-350-9925) and
FEDERAL EXPRESS
Ramco-Gershenson Properties Trust
31500 Northwestern Highway, Suite 300
Farmington Hills, MI 48334

Attention:	Richard J. Smith, Chief Financial Officer and Secretary and the Board of Trustees
Dear Mr. Smith and Members of the Board:
     As we have disclosed previously, Equity One, Inc. (“Equity One” or “we”) owns 1,790,000 common shares of beneficial interest in Ramco-Gershenson Properties Trust (“Ramco-Gershenson”). We are writing you today to notify you of our intent to nominate David J. Nettina and Matthew L. Ostrower for election as Class III trustees on Ramco-Gershenson’s Board of Trustees (the “Board”) at Ramco-Gershenson’s 2009 annual meeting of shareholders (including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof) (the “Annual Meeting”). This notice is being sent pursuant to Article II, Section 13(a) of Ramco-Gershenson’s Bylaws (the “Bylaws”).
     We understand that the Board is composed of seven trustees, staggered into three classes, and that two Class III trustees are to be elected at the Annual Meeting to serve a three-year term expiring at the 2012 annual meeting of shareholders. Pursuant to Article II, Section 13(a) of the Bylaws and the proxy statement of Ramco-Gershenson released to shareholders on or about May 5, 2008, Equity One hereby notifies Ramco-Gershenson that we intend to appear in person or by proxy to nominate (and do hereby nominate) the following persons for election as Class III trustees at the Annual Meeting:
David J. Nettina
Matthew L. Ostrower
     Annex A hereto sets forth certain additional information concerning each such nominee that is required to be included in this notice pursuant to Article II, Section 13(a) of the Bylaws, including copies of each nominee’s consent to being named in the proxy statement as a nominee and to serving as a trustee if elected. Equity One believes each of the nominees qualifies as “independent” under NYSE listing standards for trustee independence. In addition, Equity One believes the nominees are independent under the heightened independence standards applicable to audit committee members under NYSE and SEC rules. There are no family relationships (as defined in Section 401(d) of Regulation S-K) between Mr. Nettina, Mr. Ostrower and any trustee or executive officer of Ramco-Gershenson or, to Mr. Nettina’s or Mr. Ostrower’s knowledge, any other person nominated or chosen by Ramco-Gershenson to become a director or executive officer.
     Neither Mr. Nettina nor Mr. Ostrower have any affiliation with, or material interest in, Ramco-Gershenson or any transaction involving Ramco-Gershenson or any affiliation with, or material interest in, any person or entity having an interest materially adverse to Ramco-Gershenson. Neither Mr. Nettina nor Mr. Ostrower will receive any compensation from Equity One for his service as a trustee of Ramco-Gershenson if elected. If elected, Mr. Nettina and Mr. Ostrower will each be entitled to such compensation, indemnification and other benefits from Ramco-Gershenson, on substantially the same terms, as is provided to all other non-employee trustees. In this regard, we respectfully request that you provide us, for the benefit of our nominees, with copies of any and all agreements relating to the indemnification of trustees, including the directors’ and officers’ liability insurance policy issued by Aon Risk Services, Inc. or other similar insurance company and any other such policies or agreements.
     Mr. Nettina and Mr. Ostrower have each entered into a nomination agreement with Equity One pursuant to which we have agreed to reimburse each of them for his reasonable expenses incurred in his capacity as trustee nominee. We have also agreed, on the terms and subject to the conditions of the nomination agreements, to indemnify, defend and hold each of them harmless from and against any and all losses, claims, damages, liabilities, judgments, costs, and expenses to which he may become subject or which he may incur in connection with being made, or threatened with being made, a party or witness (or in any other capacity) to any proceeding at law or in equity or before any governmental agency or board or any other body whatsoever, arising out of or based upon his being a nominee or a “participant in a solicitation” (as defined in Instruction 3 to Item 4 of Schedule 14A (Rule 14a-101) promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).
     If any further information is required concerning either of our nominees, please do not hesitate to contact us.
     Equity One represents that it is the record owner of 100 common shares of beneficial interest of Ramco-Gershenson and the beneficial owner of 1,789,900 common shares of beneficial interest, entitled to vote at the Annual Meeting. Equity One’s address, as it appears on the books of Ramco-Gershenson, is Equity One, Inc., 1600 Northeast Miami Gardens Drive, North Miami Beach, FL 33179.
     The information included in this notice and in the annex attached hereto represents our best knowledge as of the date hereof. We reserve the right, in the event such information shall be or become inaccurate, to provide corrective information to Ramco-Gershenson as soon as reasonably practicable, although we do not commit to update any information which may change from and after the date hereof. If this notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of Mr. Nettina and/or Mr. Ostrower at the Annual Meeting, or if either or both of them shall be unable to stand for election for any reason, this notice shall continue to be effective with respect to any replacement nominee or nominees selected by us.
     Please be advised that neither the delivery of this notice nor the delivery of additional information, if any, provided by or on behalf of Equity One to Ramco-Gershenson from and after the date hereof shall be deemed to constitute an admission by Equity One as to the validity of any aspect of the requirements set forth in the Bylaws or any other requirements that Ramco-Gershenson may impose on the nomination, Annual Meeting or voting process.
     If Ramco-Gershenson contends that this notice is incomplete or is otherwise deficient in any respect, please notify us in writing immediately, attention Arthur L. Gallagher, Equity One, Inc., Facsimile: (305) 468-6225, with a copy to Gilbert G. Menna, Goodwin Procter LLP, Facsimile: (617) 570-1231, and in any event, in such timely manner as will provide us with reasonably sufficient time to address any alleged deficiencies and redeliver this notice to you by the close of business on April 10, 2009.

Very truly yours, Equity One, Inc.
By:	/s/ Arthur L. Gallagher
	Name:	Arthur L. Gallagher
	Title:	Executive Vice President, General Counsel and Corporate Secretary

Annex A-1
David J. Nettina, Age 56
Business Address
9520 Berger Road, Suite 212
Columbia, MD 21046
Business Experience and Directorships
Mr. Nettina was a senior executive with American Financial Realty Trust, a publicly-traded real estate investment trust, from March 2005 to April 2008, serving most recently as its president and chief financial officer where he managed the strategic alternative process that ultimately led to a successful sale of the company to Gramercy Capital Corp. in a deteriorating market in April 2008. From September 2002 to January 2005, Mr. Nettina served as an adjunct professor of finance at Siena College. From 1997 to 2001, Mr. Nettina was an executive officer, most recently the president and chief operating officer, of SL Green Realty Corp., a publicly-traded real estate investment trust, which owns and operates a portfolio of office properties in New York City. Prior to SL Green, Mr. Nettina held various executive management positions for more than 10 years with The Pyramid Companies, including positions as the chief financial officer and as a development partner. Mr. Nettina is currently the president and co-chief executive officer of Career Management, LLC, an emerging technology company, and is a principal of Briarwood Capital Group, LLC, which he founded in July 2001 to manage his family investment activities. Mr. Nettina received a B.S. in 1974 and a Masters of Business Administration in 1976 from Canisius College. He is also a member of the National Association of Corporate Directors.
Mr. Nettina has never served on the Board or otherwise been employed by Ramco-Gershenson.
Compensation
During the fiscal year 2008, neither Mr. Nettina nor any of his “associates” (as such term is defined in Rule 14a-1(a) promulgated under the Exchange Act) (i) received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation from, or related to, services rendered on behalf of Ramco-Gershenson or its subsidiaries, or (ii) was subject to any arrangement described in Item 402 of Regulation S-K.
Securities Ownership and Transactions
As of the date hereof, Mr. Nettina (i) does not, nor does any of his “associates”, own beneficially, directly or indirectly, shares of common stock or other securities of Ramco-Gershenson, (ii) does not own beneficially, directly or indirectly, any securities of any parent or subsidiary of Ramco-Gershenson, (iii) does not own of record but not beneficially any shares of common stock or other securities of Ramco-Gershenson, (iv) has not purchased or sold any securities of Ramco-Gershenson within the past two years and (v) is not, and was not within the past year, a party to any contract, arrangements, or understandings with any person with respect to any securities of Ramco-Gershenson.
Legal Proceedings
Mr. Nettina (i) has not, during the past five years, been involved in any of the legal proceedings described in Item 401(f) of Regulation S-K, (ii) has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the past 10 years and (iii) is not a party adverse to Ramco-Gershenson or any of its subsidiaries and does not have material interest adverse to Ramco-Gershenson or any of its subsidiaries in any material proceedings.
Nominee Consent
See attached Acknowledgement and Consent.
Other Information
Except as disclosed in this notice, there are no arrangements or understandings between Mr. Nettina and any other party pursuant to which he was or is to be selected as a trustee or nominee to the Board. Except as disclosed in this notice, Mr. Nettina does not have any substantial interest, direct or indirect, by security holdings or otherwise, in any matter expected to be acted upon at the Annual Meeting. Except as disclosed in this notice, neither Mr. Nettina nor any of his “associates” (i) had or will have, nor did or will any of his immediate family members (as defined in 404(a) of Regulation S-K) have, a direct or indirect material interest in any transaction, since January 1, 2008, or any currently proposed transaction, in which Ramco-Gershenson was or is to be a participant and the amount involved exceeds $120,000 or (ii) has any arrangement or understanding with any person with respect to any future employment by Ramco-Gershenson or its affiliates, or with respect to any future transactions to which Ramco-Gershenson or any of its affiliates will or may be a party.

ACKNOWLEDGMENT AND CONSENT
I, David J. Nettina, am supplying the above information at the request of Equity One, Inc. for use in connection with the notice that it intends to send to Ramco-Gershenson Properties Trust, a Maryland real estate investment trust (“Ramco-Gershenson”), proposing certain Class III trustee nominees for election at Ramco-Gershenson’s 2009 annual meeting of shareholders, and in connection with any proxy statement and other proxy and related materials to be used in connection with the election of such Class III trustee nominees.
I understand that such information will be disclosed to the extent required under federal securities laws and regulations, and that Equity One, Inc. and Ramco-Gershenson will rely on the information provided. I hereby certify that the above information is true and correct to the best of my knowledge and belief as of this date and agree to notify Equity One, Inc. immediately if I become aware of any change in such information before Ramco-Gershenson’s 2009 annual meeting of shareholders.
By signing below, I consent to being named as a nominee for Class III trustee of Ramco-Gershenson and agree to serve as a Class III trustee of Ramco-Gershenson if elected.

Date:	April 8, 2009	Signature:	/s/ David J. Nettina

		Print Name:	David J. Nettina

Annex A-2
Matthew L. Ostrower, Age 38
Business Address
311 Centre Street
South Orange, NJ 07079
Business Experience and Directorships
Mr. Ostrower was a member of Morgan Stanley’s Equity Research department from July of 2000 until April of 2008, serving as a Vice President, Executive Director and, most recently, a Managing Director. He was responsible for coverage of retail real estate investment trusts (REITs), publishing research opinions and investment recommendations from 2000 until 2006, when he assumed leadership of the REIT research group and initiated coverage for a wider range of companies. Mr. Ostrower left Morgan Stanley in 2008 to pursue opportunities in the commercial real estate industry. Mr. Ostrower has a Masters of Science in Real Estate and a Masters in City Planning from the Massachusetts Institute of Technology and a B.A. from Tufts University. He is also a chartered financial analyst.
Mr. Ostrower has never served on the Board or otherwise been employed by Ramco-Gershenson.
Compensation
During the fiscal year 2008, neither Mr. Ostrower nor any of his “associates” (i) received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation from, or related to, services rendered on behalf of Ramco-Gershenson or its subsidiaries, or (ii) was subject to any arrangement described in Item 402 of Regulation S-K.
Securities Ownership and Transactions
As of the date hereof, Mr. Ostrower (i) does not, nor does any of his “associates,” own beneficially, directly or indirectly, shares of common stock or other securities of Ramco-Gershenson, (ii) does not own beneficially, directly or indirectly, any securities of any parent or subsidiary of Ramco-Gershenson, (iii) does not own of record but not beneficially any shares of common stock or other securities of Ramco-Gershenson, (iv) has not purchased or sold any securities of Ramco-Gershenson within the past two years and (v) is not, and was not within the past year, a party to any contract, arrangements, or understandings with any person with respect to any securities of Ramco-Gershenson.
Legal Proceedings
Mr. Ostrower (i) has not, during the past five years, been involved in any of the legal proceedings described in Item 401(f) of Regulation S-K, (ii) has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the past 10 years and (iii) is not a party adverse to Ramco-Gershenson or any of its subsidiaries and does not have material interest adverse to Ramco-Gershenson or any of its subsidiaries in any material proceedings.
Nominee Consent
See attached Acknowledgement and Consent.
Other Information
Except as disclosed in this notice, there are no arrangements or understandings between Mr. Ostrower and any other party pursuant to which he was or is to be selected as a trustee or nominee to the Board. Except as disclosed in this notice, Mr. Ostrower does not have any substantial interest, direct or indirect, by security holdings or otherwise, in any matter expected to be acted upon at the Annual Meeting. Except as disclosed in this notice, neither Mr. Ostrower nor any of his “associates” (i) had or will have, nor did or will any of his immediate family members (as defined in 404(a) of Regulation S-K) have, a direct or indirect material interest in any transaction, since January 1, 2008, or any currently proposed transaction, in which Ramco-Gershenson was or is to be a participant and the amount involved exceeds $120,000 or (ii) has any arrangement or understanding with any person with respect to any future employment by Ramco-Gershenson or its affiliates, or with respect to any future transactions to which Ramco-Gershenson or any of its affiliates will or may be a party.

ACKNOWLEDGMENT AND CONSENT
     I, Matthew L. Ostrower, am supplying the above information at the request of Equity One, Inc. for use in connection with the notice that it intends to send to Ramco-Gershenson Properties Trust, a Maryland real estate investment trust (“Ramco-Gershenson”), proposing certain Class III trustee nominees for election at Ramco-Gershenson’s 2009 annual meeting of shareholders, and in connection with any proxy statement and other proxy and related materials to be used in connection with the election of such Class III trustee nominees.
     I understand that such information will be disclosed to the extent required under federal securities laws and regulations, and that Equity One, Inc. and Ramco-Gershenson will rely on the information provided. I hereby certify that the above information is true and correct to the best of my knowledge and belief as of this date and agree to notify Equity One, Inc. immediately if I become aware of any change in such information before Ramco-Gershenson’s 2009 annual meeting of shareholders.
     By signing below, I consent to being named as a nominee for Class III trustee of Ramco-Gershenson and agree to serve as a Class III trustee of Ramco-Gershenson if elected.

Date:	April 7, 2009	Signature:	/s/ Matthew L. Ostrower

		Print Name:	Matthew L. Ostrower